SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

277461406

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,868,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,868,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,868,500 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%(2)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the First Amended Joint Chapter 11 Plan of Reorganization of Eastman Kodak Company and its Debtor Affiliates (the “Plan”), was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,255,325
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,255,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,255,325 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5% (2)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,695,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,695,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,948(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,695,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,695,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,948(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,055,572
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,055,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,572(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,055,572
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,055,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,572(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Distressed Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 318,635
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 318,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,635(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Distressed GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 318,635
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 318,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,635(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,716
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,716(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,716
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,716(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 293,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 293,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,059(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities Master Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,719,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,719,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,358 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,719,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,719,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,358 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 227,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 227,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,096(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 227,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 227,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,096(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1	NAMES OF REPORTING PERSONS AAI BlueMountain Fund PLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 154,543
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 154,543
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,543(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

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1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 165,573
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 165,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,573(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

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1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 165,573
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 165,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,573(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person’s claims against the Issuer and certain of its subsidiaries.
(2)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

Item 1. Security of the Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”). The Issuer’s principal executive office is located at 343 State Street, Rochester, New York 14650.

Item 2. Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”), with respect to the Common Stock directly owned by Long/Short Credit;

(v)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“Distressed”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“Distressed GP”), with respect to the Common Stock directly owned by Distressed;

(vii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP”), with respect to the Common Stock directly owned by Strategic Credit;

(ix)	BlueMountain Kicking Horse Fund, L.P., a Cayman Islands exempted limited partnership (“Kicking Horse”), with respect to the Common Stock directly owned by it;

(x)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP”), with respect to the Common Stock directly owned by Kicking Horse;

(xi)	BlueMountain Credit Opportunities Master Fund I, L.P., a Cayman Islands exempted limited partnership (“COF”, and together with Credit Alternatives, Long/Short Credit, Distressed, Strategic Credit and Kicking Horse, the “Partnerships”), with respect to the Common Stock directly owned by it;

(xii)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“COF GP”), with respect to the Common Stock directly owned by COF;

(xiii)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“Montenvers”), with respect to the Common Stock directly owned by it;

(xiv)	BlueMountain Montenvers GP S.à.r.l., a private limited company incorporated under the laws of Luxembourg (“Montenvers GP” and together with Kicking Horse GP, BMCA GP, Long/Short Credit GP, Distressed GP, Strategic Credit GP and COF GP, the “General Partners”), with respect to the Common Stock directly owned by Montenvers;

CUSIP No. 277461406

(xv)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline”), with respect to the Common Stock directly owned by it;

(xvi)	AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds (“AAI” and together with Timberline, Montenvers and the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xvii)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

(xviii)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment exempted limited partnership, private investment limited liability company or private investment exempted company, as the case may be; (ii) each of the General Partners is to serve as the general partner of the respective Partnership or Montenvers, as the case may be; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make investment decisions on behalf of those private investment funds, and (iv) the Ultimate General Partner is to serve as the ultimate general partner of a variety of private investment funds organized as limited partnerships or limited liability companies for which the Investment Manager serves as investment manager (including the Partnerships).

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Director of Timberline

Stephen Siderow	President of the Investment Manager; President of the Ultimate General Partner; Director of BMCA GP; Director of Timberline

Alan Gerstein	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner

Michael Liberman	Managing Principal, Chief Operating Officer and Chief Risk Officer of the Investment Manager; Managing Principal, Chief Operating Officer and Chief Risk Officer of the Ultimate General Partner

Bryce Markus	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner

David Rubenstein	Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Investment Manager; Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Ultimate General Partner and Manager of the Montenvers GP

Derek Smith	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner and Manager of the Montenvers GP

James Staley	Managing Partner of the Investment Manager; Managing Partner of the Ultimate General Partner

Peter Greatrex	Managing Partner and Head of Research of the Investment Manager; Managing Partner and Head of Research of the Ultimate General Partner

CUSIP No. 277461406

Franck Dargent	Director of AAI

Laurent Guillet	Director of AAI

Barry McGrath	Director of AAI

Paul Dobbyn	Director of AAI

Mark Shapiro	Director of Timberline and Manager of the Montenvers GP. Mr. Shapiro also serves as a consultant to several financial service and professional service firms.

Todd Groome	Manager of the Montenvers GP

Elli Stevens	Manager of the Montenvers GP

The business address of each BlueMountain Fund (other than Montenvers and AAI) and BMCA GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of the Investment Manager, Distressed GP, Strategic Credit GP, Kicking Horse GP, COF GP, the Ultimate General Partner, Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, David Rubenstein, Derek Smith, James Staley, Peter Greatrex and Mark Shapiro is 280 Park Avenue, 5th Floor East, New York, New York 10017.

The business address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland.

The business address of Barry McGrath and Paul Dobbyn is c/o Maples and Calder, 75 St. Stephen’s Green, Dublin 2, Ireland.

The business address of Franck Dargent and Laurent Guillet is c/o Amundi Alternative Investments, SAS, 90 boulevard Pasteur, 75730 Paris Cedex 15, France.

The business address of Montenvers, the Montenvers GP and Elli Stevens is 6D, route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

The business address of Todd Groome is Grand Pavillion Commercial Centre, 1st Floor, 802 West Bay Rd., Grand Cayman, Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration

As further described in Item 4 below, (i) 209,379 shares of Common Stock were issued to the BlueMountain Funds in satisfaction of the Issuer’s obligations pursuant to the Backstop Commitment Agreement (as defined in Item 4 below) to pay to the BlueMountain Funds their respective portions of the Backstop Fees (as defined in Item 4 below) and (ii) the BlueMountain Funds collectively purchased an aggregate of 6,659,121 shares of Common Stock pursuant to the rights offerings described in Item 4 below, at a per share purchase price of $11.94, from the working capital of such Reporting Persons.

Item 4. Purpose of Transaction.

On January 19, 2012, the Issuer and certain of its subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case No. 12-10202 (ALG).

On June 18, 2013, the Issuer entered into a backstop commitment agreement (as amended, the “Backstop Commitment Agreement”) with, among other investors, BlueMountain Capital Management, LLC, on behalf of

CUSIP No. 277461406

the BlueMountain Funds (together with the other investors party to the Backstop Commitment Agreement, the “Backstop Parties”), pursuant to which the Backstop Parties agreed to provide a commitment to backstop two proposed rights offerings for an aggregate of $406 million of Issuer Common Stock to be conducted in connection with the Plan (as defined below). Under the Backstop Commitment Agreement, the Issuer also agreed to pay the Backstop Parties, on the effective date of the Plan, an aggregate commitment fee and an aggregate consummation fee equal to 4.0% and 1.0% of the rights offerings amount, respectively (the “Backstop Fees”).

On August 23, 2013, the Bankruptcy Court entered an order confirming the revised First Amended Joint Chapter 11 Plan of Reorganization of Eastman Kodak Company and its Debtor Affiliates (the “Plan”).

On September 3, 2013, the Plan became effective pursuant to its terms and the Debtors emerged from their chapter 11 cases. Upon effectiveness of the Plan, (i) all previously issued and outstanding shares of the Issuer’s common stock were cancelled, (ii) the Issuer issued an aggregate of 34,000,000 shares of the new class of Common Stock, at a per share purchase price of $11.94, or an aggregate purchase price of approximately $406 million, pursuant to the two rights offerings and (iii) the Issuer issued an aggregate of 1,700,168 shares as the Backstop Fees. The foregoing description of the Plan is not intended to be complete and qualified in its entirety by the full text of the Plan, which has been filed as Exhibit 2 hereto and incorporated by reference herein.

On the effective date of the Plan, the Issuer issued an aggregate of 6,659,121 shares of Common Stock to the BlueMountain Funds pursuant to the rights offerings and an additional 209,379 shares of Common Stock to the BlueMountain Funds in satisfaction of the Issuer’s obligations to pay the BlueMountain Funds their respective portion of the Backstop Fees.

Pursuant to the Plan and the Backstop Commitment Agreement, certain members of the Issuer’s board of directors as of the effective date of the Plan were selected by the Backstop Parties and the creditors’ committee. The directors selected by the Backstop Parties include Mr. Derek Smith, a Managing Principal and Senior Portfolio Manager at BlueMountain Capital Management, LLC.

As described in more detail below under Item 6, under the Registration Rights Agreement (as defined below) the BlueMountain Funds and certain of their affiliates have the right, subject to the conditions and limitations set forth in the Registration Rights Agreement, to designate one individual employee of the BlueMountain Funds and certain of their affiliates to attend all meetings of the Issuer’s board of directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168. This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

The 6,868,500 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of September 3, 2013, represent approximately 19.2% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is as follows:

A. Investment Manager

(a)	Amount beneficially owned: 6,868,500

Percent of class: 19.20%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,868,500

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 6,868,500

B. Ultimate General Partner

(a)	Amount beneficially owned: 6,255,325

Percent of class: 17.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,255,325

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 6,255,325

C. Credit Alternatives

(a)	Amount beneficially owned: 2,695,948

Percent of class: 7.6%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,695,948

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,695,948

CUSIP No. 277461406

D. BMCA GP

(a)	Amount beneficially owned: 2,695,948

Percent of class: 7.6%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,695,948

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,695,948

E. Long/Short Credit

(a)	Amount beneficially owned: 1,055,572

Percent of class: 3.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,055,572

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,055,572

F. Long/Short Credit GP

(a)	Amount beneficially owned: 1,055,572

Percent of class: 3.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,055,572

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,055,572

G. Distressed

(a)	Amount beneficially owned: 318,635

Percent of class: 0.9%

CUSIP No. 277461406

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 318,635

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 318,635

H. Distressed GP

(a)	Amount beneficially owned: 318,635

Percent of class: 0.9%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 318,635

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 318,635

I. Strategic Credit

(a)	Amount beneficially owned: 238,716

Percent of class: 0.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 238,716

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 238,716

J. Strategic Credit GP

(a)	Amount beneficially owned: 238,716

Percent of class: 0.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 238,716

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 238,716

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K. Timberline

(a)	Amount beneficially owned: 293,059

Percent of class: 0.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 293,059

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 293,059

L. COF

(a)	Amount beneficially owned: 1,719,358

Percent of class: 4.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,719,358

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,719,358

M. COF GP

(a)	Amount beneficially owned: 1,719,358

Percent of class: 4.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,719,358

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,719,358

N. Kicking Horse

(a)	Amount beneficially owned: 227,096

Percent of class: 0.6%

CUSIP No. 277461406

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 227,096

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 227,096

O. Kicking Horse GP

(a)	Amount beneficially owned: 227,096

Percent of class: 0.6%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 227,096

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 227,096

P. AAI

(a)	Amount beneficially owned: 154,543

Percent of class: 0.4%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 154,543

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 154,543

Q. Montenvers

(a)	Amount beneficially owned: 165,573

Percent of class: 0.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 165,573

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 165,573

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R. Montenvers GP

(a)	Amount beneficially owned: 165,573

Percent of class: 0.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 165,573

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 165,573

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Registration Rights Agreement

On September 3, 2013, the Issuer, the BlueMountain Funds and the other Backstop Parties entered into a registration rights agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, following the earlier of (i) the filing of the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2013 and (ii) June 30, 2014, certain holders of Common Stock (the “Stockholders”) holding “Registrable Securities” (as defined in the Registration Right Agreement) representing at least 25% of the outstanding Common Stock as of September 3, 2013 may require the Issuer to facilitate a registered offering of Registrable Securities. If such registration has not, however, been consummated prior to September 3, 2015, Stockholders holding Registrable Securities representing at least 10% of the outstanding Common Stock as of September 3, 2013 may require the Issuer to facilitate such a registered offering (such registered offering, the “Initial Registration”). A demand for the Initial Registration may not be made unless the Registrable Securities requested to be sold by the demanding Stockholders have an aggregate market value of at least $75 million.

Following the Initial Registration, Stockholders holding an amount of Registrable Securities representing at least 10% of the then outstanding Common Stock may demand that the Issuer file a shelf registration statement and effectuate one or more takedowns off of such shelf registration statement or, if a shelf registration statement is not available, effectuate one or more non-shelf registered offerings, except that such non-shelf registered offerings or shelf take-downs may not be requested more than four times and unless, in each case, the Registrable Securities

CUSIP No. 277461406

requested to be sold by the demanding Stockholders in such non-shelf registered offering or shelf takedown have an aggregate market value of at least $75 million. In addition, beginning on September 3, 2015, upon request of a Stockholder, the Issuer must amend its existing shelf registration statement to register additional Registrable Securities as set forth in the Registration Rights Agreement.

Stockholders have the right to include any Registrable Securities in the Initial Registration or any other non-shelf registered offering or shelf takedown of Common Stock by the Issuer for its own account or for the account of any holders of Common Stock. The Issuer will have priority in any offering it has initiated for its own account, and the Stockholders will have priority in any registered offering initiated for the account of any holder of Common Stock.

Any demand for the filing of a registration statement or for a registered offering or takedown will be subject to the terms of applicable lockup arrangements and will be subject to a 60-day “breathing period” between the completion of any non-shelf registered offering or shelf takedown demanded by a Stockholder (or any registered offering initiated by the Issuer in which the Stockholders were able to include at least 80% of the amount of Registrable Securities requested to be included therein) and any demand for a subsequent non-shelf registered offering or shelf takedown offering (or any registered offering initiated by the Issuer in which the Stockholders are able to include at least 80% of the amount of Registrable Securities requested to be included therein). The Issuer may, subject to certain conditions and limitations, postpone the filing or effectiveness of a demanded registration statement or suspend the use or effectiveness of any shelf registration statement for a reasonable “blackout period” if the Issuer’s board of directors determines in good faith that the demanded registration or the sale by a Stockholder of Registrable Securities under such shelf registration statement at such time would adversely affect a pending or proposed significant corporate event or require disclosure of material non-public information the disclosure of which would, in the good faith judgment of the Issuer’s board of directors, be materially adverse to the interests of the Issuer, and under certain other circumstances set forth in the Registration Rights Agreement.

The Registration Rights Agreement includes customary indemnification provisions.

The Registration Rights Agreement will terminate on the earliest to occur of (i) the first date on which Registrable Securities having an aggregate market value of at least $25 million are no longer outstanding, (ii) the first date on which all outstanding Registrable Securities are eligible for sale under Rule 144 under the Securities Act of 1933, as amended, and restrictive legends have been removed from all certificates representing the applicable Registrable Securities, and (iii) the fifth anniversary of the Initial Registration.

The Registration Rights Agreement also provides that each Backstop Party (in each case, together with certain of its affiliates, an “Investor Group”) may separately, for so long as such Investor Group holds Registrable Securities representing at least 10% of the Common Stock issued and outstanding on September 3, 2013, designate one of its employees (a “Board Observer”) to attend meetings of the Issuer’s board of directors (excluding executive sessions or committee meetings) in a non-voting, non-participating observer capacity and to receive materials delivered to the board of directors for consideration at such meetings, and certain other information.

The rights of an Investor Group to designate a Board Observer will (i) terminate on September 3, 2014 (unless extended by the Issuer’s board of directors in its sole discretion), (ii) be suspended for any period of time during which a representative designated by such Investor Group to be elected or appointed to the Issuer’s board of directors, or an affiliate of such Investor Group, serves as a member of the Issuer’s board of directors and (iii) be subject to such additional requirements, conditions and procedures as the Issuer’s board of directors may from time to time determine, in its sole discretion, to be necessary or appropriate. The Issuer has the right to withhold any notice or information from any Board Observer and to exclude any Board Observer from any meeting or portion thereof to the extent the Issuer’s board of directors determines to be in the best interests of the Issuer, and under certain other circumstances set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is not intended to be complete and qualified in its entirety by the full text of the Registration Rights Agreement, which has been filed as Exhibit 3 hereto and incorporated by reference herein.

CUSIP No. 277461406

Distributions to BlueMountain Funds as Former Unsecured Creditors of the Issuer

In addition, pending the final determination of the total amount of unsecured claims, pursuant to the Plan the Issuer will issue additional shares of Common Stock and net-share settled warrants to purchase Common Stock as distributions to the BlueMountain Funds as former unsecured creditors on account of their unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan. Immediately prior to the effectiveness of the Plan, the BlueMountain Funds held a total of $286,571,769 of unsecured claims. The amount of additional Common Stock and net-share settled warrants to be received by the BlueMountain Funds in respect of their unsecured claims will depend on the total amount of allowed unsecured claims. An aggregate amount of six million shares of Common Stock, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 will be issued and distributed by the Issuer in respect of all allowed unsecured claims held by all holders of allowed unsecured claims.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement dated September 13, 2013, attached as Exhibit 1 hereto.

2. First Amended Joint Chapter 11 Plan of Reorganization of Eastman Kodak Company and its Debtor Affiliates (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2013).

3. Registration Rights Agreement (incorporated by reference to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 3, 2013).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: September 13, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.

BY:	BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN CA MASTER FUND GP, LTD.

By:
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.

BY:	BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.

BY:	BLUEMOUNTAIN DISTRESSED GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.

BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.

BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD

By:
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC

BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF

BY:	BLUEMOUNTAIN MONTENVERS GP S.à.r.l.

By:
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à.r.l.

By:
Name:	Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Eastman Kodak Company, dated as of September 3, 2013, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: September 13, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.

BY:	BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN CA MASTER FUND GP, LTD.

By:
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.

BY:	BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.

BY:	BLUEMOUNTAIN DISTRESSED GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.

BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.

BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC

BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD

By:
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC

BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF

BY:	BLUEMOUNTAIN MONTENVERS GP S.à.r.l.

By:
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à.r.l.

By:
Name:	Paul Friedman, Authorized Person